Exhibit 99.1

Brera Holdings PLC (NASDAQ: BREA) Increases Stake in Italian Serie B Football Club Juve Stabia, “The Second Team of Naples,” to 35% With Second Closing of Acquisition Agreement

Juve Stabia Club President Andrea Langella (third from left), Juve Stabia representatives, and Brera Holdings PLC Executive Chairman Daniel McClory (second from right)

Dublin, Ireland, and Milan, Italy — January 10, 2024 – Brera Holdings PLC (“Brera Holdings,” the “Company,” or “Brera”) (Nasdaq: BREA), an Ireland-based, Nasdaq-listed, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, today announced the second closing under its agreement to acquire a 52 percent stake in Italian Serie B football club SS Juve Stabia srl, known as “The Second Team of Naples,” (“Juve Stabia” or the “Club”) from existing majority owner XX Settembre, the holding company of Club President Andrea Langella.

With the second closing, Brera Holdings has increased its ownership stake from 21.74% to 34.62%. The initial portion of the transaction closed on December 31, 2024. This subsequent increase further solidifies Brera Holdings’ position in the Italian football landscape and aligns with its strategy to scale its MCO model. The deal remains subject to regulatory approval.

“This expanded ownership stake demonstrates our commitment to building a leading multi-club ownership platform,” said Daniel McClory, Executive Chairman of Brera Holdings. “Juve Stabia’s rich history and competitive potential align perfectly with our strategy to scale operations and drive long-term value. We’re excited to support the club’s continued growth and success in Serie B alongside President Andrea Langella.”

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by acquiring a majority stake in UYBA Volley, an Italian women’s professional volleyball team, in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024 Brera signed an agreement to acquire majority ownership of SS Juve Stabia srl, an Italian Serie B football club known as “The Second Team of Naples,” which will be conducted in a multi-step process, and marks a significant expansion of the Company’s MCO model. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:
Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com

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